SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                           Bucyrus International Inc.
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                                (Name of Issuer)

                                     common
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                         (Title of Class of Securities)

                                   118759109
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                                 (CUSIP Number)

                                   05/31/2009
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 118759109
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(1) Names of reporting persons.

    Neuberger Berman Group LLC
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        14986

    (6) Shared voting power:
        4402400

    (7) Sole dispositive power:
        0

    (8) Shared dispositive power:
        5224116

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(9) Aggregate amount beneficially owned by each reporting person.

    5224116
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |X|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     6.953%
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(12) Type of reporting person (see instructions).

     HC
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Page 2 of 7 Pages

CUSIP No. 118759109
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Neuberger Berman LLC
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        14986

    (6) Shared voting power:
        4402400

    (7) Sole dispositive power:
        0

    (8) Shared dispositive power:
        5224116

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    5224116
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |X|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     6.953%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     BD        IA
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Page 3 of 7 Pages

CUSIP No. 118759109
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Neuberger Berman Management LLC
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        14986

    (6) Shared voting power:
        4402400

    (7) Sole dispositive power:
        0

    (8) Shared dispositive power:
        4402400

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    4402400
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     5.863%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     BD        IA
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Page 4 of 7 Pages

CUSIP No. 118759109
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Neuberger Berman Equity Funds
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        0

    (6) Shared voting power:
        4,385,700


    (7) Sole dispositive power:
        0

    (8) Shared dispositive power:
        4,385,700


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(9) Aggregate amount beneficially owned by each reporting person.

    4,385,700

--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     5.837%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IV
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Page 5 of 7 Pages

Item 1(a). Name of Issuer:

           Bucyrus International Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           P O BOX 500
           1100 MILWAUKEE AVENUE
           SOUTH MILWAUKEE WI 53172-0500

Item 2(a). Name of Person Filing:

           Neuberger Berman Group LLC
           Neuberger Berman LLC
           Neuberger Berman Management LLC
           Neuberger Berman Equity Funds

           Neuberger Berman Group LLC ("NBG") makes this filing on behalf of itself and its direct and indirect affiliates, including, Neuberger Berman Holdings LLC, formerly known as Neuberger Berman Inc. ("NBI"). NBI and its subsidiaries, Neuberger Berman LLC and Neuberger Berman Management LLC, became subsidiaries of NBG following the sale of certain assets formerly owned by Lehman Brothers Holdings Inc.

           Please note that in connection with sale described above, certain disclosures required under Section 13(d) of the Securities Exchange Act of 1934, as amended, that were filed by NBI under SEC Central Index Key (CIK) number (#0001068144) will now be filed under NBG's CIK number (#0001465109).

           This statement is filed by: (i) Neuberger Berman Group LLC with respect to shares of the issuer's common stock ("Shares"), beneficially owned by Neuberger Berman LLC and certain affiliated persons; (ii) Neuberger Berman LLC with respect to Shares beneficially owned by certain affiliated persons; (iii) and Neuberger Berman Management LLC with respect to Shares beneficially owned by certain affiliated persons.

           Neuberger Berman Group LLC, Neuberger Berman LLC and Neuberger Management LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b). Address or Principal Business Office or, If None, Residence:

           605 Third Avenue
           New York, NY 10158

Item 2(c). Citizenship:

           Delaware

Item 2(d). Title of Class of Securities:

           common

Item 2(e). CUSIP No.:

           118759109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |X| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

    (a) Amount beneficially owned:
        5224116 (1)

    (b) Percent of class:
        6.953

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              14986

        (ii)  Shared power to direct the vote
              4402400

        (iii) Sole power to dispose or direct the disposition of
              0

        (iv)  Shared power to dispose or direct the disposition of
              5224116

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Neuberger Berman Group LLC may be deemed to be a beneficial owner of securities for purposes of Rule 13d-3 because certain affiliated persons have shared power to retain or dispose of, and in some cases the sole power to vote, the securities of many unrelated clients. Neuberger Berman Group LLC or its affiliated persons do not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. No one client has an interest of more than 5% of the issuer.

        With regard to the Shares set forth under item 4(c)(II), Neuberger Berman Group LLC may be deemed to be the beneficial owner for purposes of Rule 13d-3 because certain affiliated persons have shared power retain, dispose of and vote the securities. Each of Neuberger Berman LLC and Neuberger Berman Management LLC serve as a sub-adviser and investment manager, respectively, of Neuberger Berman Group LLC's various registered mutual funds which hold such Shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the issuer. The holdings of Neuberger Berman Fixed Income LLC and NB Alternative Fund Management LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced herein.

        It should be further noted that the Share calculation under item 4(c)(IV) is derived from a total combination of the Shares set forth under Item 4(c)(I and II). The remaining balance of Shares, if any, are for the individual client accounts over which Neuberger Berman LLC has shared power to dispose but not vote Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        N/A

Item 8. Identification and Classification of Members of the Group.

        N/A

Item 9. Notice of Dissolution of Group.

        N/A

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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1. Neuberger Berman Group LLC, Neuberger Berman LLC, Neuberger Berman
   Management LLC and certain affiliated persons own directly no Shares. As investment advisers, certain affiliated persons that are controlled by Neuberger Berman Group LLC have investment and voting powers with respect to the Shares held.

   Neuberger Berman Group LLC, through its direct and indirect subsidiary Neuberger Berman Holdings LLC, controls Neuberger Berman LLC and certain affiliated persons. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Neuberger Berman Group LLC may be deemed to own beneficially 5,224,116 Shares while Neuberger Berman LLC and Neuberger Berman Management LLC may be deemed to own beneficially 5,224,116 Shares and 4,402,400 Shares constituting approximately 6.953% and 5.859%, respectively, of the Shares outstanding. Each of Neuberger Berman Group LLC, Neuberger Berman LLC, Neuberger Berman Management LLC and certain affiliated persons disclaim beneficial ownership of any of the securities covered by this statement.



Page 6 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Neuberger Berman Group LLC

Date: 06/11/2009                      /s/ Kevin Handwerker
                                      Name:  Kevin Handwerker
                                      Title: General Counsel


                                      Neuberger Berman LLC

Date: 06/11/2009                      /s/ Kevin Handwerker
                                      Name:  Kevin Handwerker
                                      Title: General Counsel


                                      Neuberger Berman Management LLC

Date: 06/11/2009                      /s/ Robert Conti
                                      Name:  Robert Conti
                                      Title: President


                                      Neuberger Berman Equity Funds

Date: 06/11/2009                      /s/ Robert Conti
                                      Name:  Robert Conti
                                      Title: President and Chief
                                             Executive Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 7 of 7 Pages